September 10, 2010
VIA EDGAR:
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549
Attn: Leigh Ann Schultz, Accounting Reviewer
RE: Brooks Automation, Inc.: Response to Comment Letter dated August 31, 2010, relating to the Form 10-K filing for the year ended September 30, 2009 (SEC File No. 000-25434)
Ladies and Gentlemen:
As Principal Financial Officer for Brooks Automation, Inc. (the “Company” or “Brooks”), I submit by this letter the supplemental information the Staff of the Securities and Exchange Commission (the “Staff”) has requested. We received the Staff’s comments regarding the Company’s Form 10-K for the year ended September 30, 2009, by letter dated August 31, 2010 from Leigh Ann Schultz, Accounting Reviewer (the “Comment Letter”). The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.
Form 10-K for the Fiscal Year ended September 30, 2009
Notes to Consolidated Financial Statements, page 40
Note 2. Summary of Significant Accounting Policies, page 40
Concentration of Credit Risk, page 41
Staff Comment No. 1
“We see disclosure that your investments may include repurchase agreements with major banks. Please address the following with regard to repurchase agreements:
•	Describe to us in detail repurchase and reverse repurchase agreement transactions, including the business purpose of the transactions and your accounting for those transactions under GAAP.

•	Tell us the impact of repurchase and reverse repurchase transactions on your financial statements as of the end of and during the years presented in your Form 10-K.

•	Tell us whether you account for any repurchase arrangements as sales for accounting purposes and , if so, cite GAAP accounting guidance that supports that treatment.

•	Tell us how you assessed whether the disclosures required by Rule 4-08(m) of Regulation S-X were required in your filings.
Brooks’ Response:
The Company’s Board of Directors has approved an investment policy which describes the types of investments that can be used for the investment of the Company’s temporary and long-term cash. This policy permits the investment of cash in repurchase agreements with major banks. Although these types of investments are permitted, the Company did not actually have any investments or any other transactions that involve repurchase or reverse repurchase agreements for any periods included in Form 10-K for the period ended September 30, 2009. Therefore, the Company’s financial statements for the periods covered by Form 10-K for the period ended September 30, 2009 were not impacted by any repurchase or reverse repurchase agreements.
The Company did not treat any repurchase or reverse repurchase agreement transactions as sales for accounting purposes for any periods included in Form 10-K for the period ended September 30, 2009.
The Company did not assess the disclosure requirements of Rule 4-08(m) of Regulation S-X, since the Company did not have any repurchase or reverse repurchase agreements during the periods covered by Form 10-K for the period ended September 30, 2009. The Company’s reference to “repurchase agreements” in its Form 10-K for the year ended September 30, 2009 was used in a generic sense to describe the types of investments that are permitted for temporary and long-term cash balances. In future filings, the Company will more clearly describe the types of securities actually used for investments of temporary and long-term cash, including a detailed description of repurchase and reverse repurchase agreements, if any.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours, BROOKS AUTOMATION, INC.
/s/ Martin S. Headley
Martin S. Headley
Executive Vice President and Chief Financial Officer